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    As filed with the Securities and Exchange Commission on January 20, 1999

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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                          ----------------------------
                                 Schedule 13E-3

                        Rule 13e-3 Transaction Statement
       (Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

                             HEALTHDESK CORPORATION
                                (Name of Issuer)


                             HEALTHDESK CORPORATION
                        (Name of Person Filing Statement)

                                  Common Stock
                         (Title of Class of Securities)

                                      7372

                      (CUSIP Number of Class of Securities)

                                  Joseph Dunham
                              2116 Financial Center
                             Des Moines, Iowa 50309

  (Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications On Behalf of the Person(s) Filing Statement)

                                   Copies to:


                              Peter M. Astiz, ESQ.
                               David A. Hubb, ESQ.

                        Gray Cary Ware & Freidenrich LLP
                               400 Hamilton Avenue
                        Palo Alto, California 94301-1825
                                 (650) 328-6561

This statement is filed in connection with (check the appropriate box):
a.[X] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.[_]    The filing of a registration statement under the Securities Act of
         1933.
c.[_]    A tender offer.
d.[_]    None of the above.

Check the following box if soliciting materials or an information statement referred to in checking box (a) are preliminary copies: [X]

                           CALCULATION OF FILING FEE*
   TRANSACTION VALUATION                              AMOUNT OF FILING FEE
         $635,000                                              $127

*Calculated pursuant to Rule 0-11(c)(2)

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INTRODUCTION

         This Rule 13e-3 Transaction Statement (the "Transaction Statement") is being filed by HealthDesk Corporation, a California corporation ("HealthDesk" or the "Company"), in connection with the solicitation of proxies for a special meeting of shareholders to be convened to vote upon, among other matters: (i) a transaction involving the sale of substantially all of the Company's intellectual property rights and inventories, and certain office equipment and packaged software (the "Sale of Assets") to Patient Infosystems, Inc. ("PATI") for approximately $635,000 pursuant to the terms of the Asset Purchase Agreement dated September 24, 1998 (the "Asset Agreement") and (ii) the acquisition by the Company (the "Merger") of MC Informatics, Inc., a California corporation ("MCIF") pursuant to an Agreement and Plan of Reorganization, dated as of August 18, 1998 (the "Merger Agreement"). The Merger and the Sale of Assets are sometimes collectively referred to herein as the "Transactions."

         HealthDesk has filed with the Securities and Exchange Commission Amendment No. 2 to its Preliminary Proxy Statement on Schedule 14A (as amended and including exhibits, the "Proxy Statement") relating to the solicitation of the approval of the Transactions by the shareholders of HealthDesk. The cross reference sheet on the following pages, which is supplied pursuant to General Instruction F to Schedule 13E-3, shows the location in the Proxy Statement of the information required to be included in response to the items of the Transaction Statement. The information set forth in the Proxy Statement is incorporated herein by reference in its entirety, and responses to each item herein are qualified in their entirety by such reference.



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                              CROSS REFERENCE SHEET

 SCHEDULE                  CAPTION OR LOCATION
13E-3 ITEM                 IN PROXY STATEMENT
----------                 ------------------

1.      Issuer and Class of Security Subject to the Transaction

     (a).............See Annex 1 to the Transaction Statement
     (b).............Summary - Market Price Information
     (c).............Summary - Market Price Information
     (d).............Summary - Market Price Information
     (e).............See Annex 1 to the Transaction Statement.
     (f).............Inapplicable

2.      Identity and Background. See Annex 1 to the Transaction Statement.

     (a).............See Annex 1 to the Transaction Statement.
     (b).............See Annex 1 to the Transaction Statement.
     (c).............See Annex 1 to the Transaction Statement.
     (d).............See Annex 1 to the Transaction Statement.
     (e).............See Annex 1 to the Transaction Statement.
     (f).............See Annex 1 to the Transaction Statement.
     (g).............See Annex 1 to the Transaction Statement.

3.      Past Contacts, Transactions or Negotiations

     (a).............Inapplicable.
     (b).............Inapplicable.

4.      Terms of Transaction

     (a).............Summary - The Sale of Assets; -- The Merger;
                     Proposal No. 1 - The Sale of Assets;
                     Proposal No. 2 - The Merger
     (b).............Not applicable

5.      Plans or Proposals of the Issuer or Affiliate

     (a).............Inapplicable.
     (b).............Inapplicable.
     (c).............Inapplicable.
     (d).............Inapplicable.
     (e).............Inapplicable.
     (f).............Inapplicable.
     (g).............Inapplicable.


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6.      Source and Amounts of Funds or Other Consideration

     (a).............See Annex 1 to the Transaction Statement.
     (b).............See Annex 1 to the Transaction Statement.
     (c).............Inapplicable.
     (d).............Inapplicable.

7.      Purpose(s), Alternatives, Reasons and Effects

     (a).............Proposal No. 1 -- The Sale of Assets - Background and
                     Reasons for the Sale of Assets; Proposal No. 1 - The Merger--Background of The Merger.
     (b).............Proposal No. 1 - The Sale of Assets - Background and
                     Reasons for the Sale of Assets.
     (c).............Proposal No. 1 -- The Sale of Assets - Background and
                     Reasons for the Sale of Assets; Proposal No. 1 - The Merger--Background of The Merger
     (d).............Summary - Effects of the Sale of Assets and the Merger;
                     Proposal No. 2 - The Merger - Unaudited Pro Forma Combined Financial Statements.

8.      Fairness of the Transaction

     (a).............See "Proposal No. 1 -- The Sale of Assets - Background and
                     Reasons for the Sale of Assets."
     (b) ............See "Proposal No. 1 -- The Sale of Assets - Background and
                     Reasons for the Sale of Assets."
     (c) ............See "Proposal No. I - The Sale of Assets - Interest of
                     Certain Persons in the Sale of Assets.
     (d) ............See "Proposal No. I - The Sale of Assets - Interest of
                     Certain Persons in the Sale of Assets.
     (e) ............See "Proposal No. I - The Sale of Assets - Interest of
                     Certain Persons in the Sale of Assets.
     (f) ............Inapplicable.

9.      Reports, Opinions, Appraisals and Certain Negotiations

     (a).............See "Proposal No. 1 - Sale of Assets - Opinion of the
                     Company's Financial Advisor; Proposal No. 2 - Opinion of the Company's Financial Advisor."
     (b) ............See "Proposal No. 1 - Sale of Assets - Opinion of the
                     Company's Financial Advisor; Proposal No. 2 - Opinion of the Company's Financial Advisor."
     (c) ............Annex I and III  to the Proxy Statement.

10.     Interest in Securities of the Issuer

     (a) ............See "Proxy Statement - Stock Ownership of certain
                     Beneficial Owners and Management"
     (b) ............Inapplicable.

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11.     Contracts, Arrangements or Understandings with Implementation Agreement
        Respect to the Issuer's Securities

        Inapplicable.

12. Present Intention and Recommendation of Certain Persons with Regard to the Transaction

     (a).............Summary - Recommendations of the Company's Board of
                     Directors
     (b).............Summary - Recommendations of the Company's Board of
                     Directors

13.     Other Provisions of the Transaction

     (a).............Proxy Statement - Summary - Dissenter's Rights
     (b).............Inapplicable
     (c).............Inapplicable

14.     Financial Statements

     (a).............Summary--Selected Historical Financial Information
     (b).............Information Concerning MCIF--Unaudited Pro Forma Combined
                     Financial Statements

15.     Persons and Assets Employed, Retained or Utilized

     (a).............Proxy Statement -- Proposal No. 1 - Sale of Assets;--
                     The Asset Agreement; Proposal No. 2-The Merger -- The Merger Agreement
     (b).............Proxy Statement -- General Information -- Solicitation of
                     Proxies

16.     Additional Information

        The information contained in the Proxy Statement is incorporated by reference herein in its entirety.

17.     Material to be Filed as Exhibits

     (a).............Not applicable.
     (b).............Fairness opinions of each of George Arneson & Company and
                     Whale Securities, which are included in Annex I and
                     III, respectively, to the Proxy Statement.
     (c).............Form of Asset Purchase Agreement with Patient Infosystems,
                     Inc. dated September 24, 1998 and Agreement and Plan of Reorganization, dated as of August 18, 1998 (the "Merger Agreement"), by and among the Company, MC Acquisition Corporation, a California corporation and a wholly-owned subsidiary of the Company ("Sub"), and MC Informatics, Inc., a California corporation are attached as Annex II and IV to the Proxy Statement, respectively.
     (d) ............Proxy Statement.
     (e) ............Inapplicable.
     (f).............Inapplicable


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Item 1.  Issuer and Class of Security Subject to the Transaction

         (a) This Schedule 13e-3 relates to the Common Stock of HealthDesk Corporation ("HealthDesk" or the "Company"). The principal executive offices of HealthDesk are located at 2116 Financial Center, Des Moines, Iowa 50309.

         (b)-(d)  See "Proxy Statement -- Summary -- Market Price Information.

         (e) In January 1997 the Company completed an Initial Public Offering ("IPO")raising net proceeds of $7,018,788 through the issuance of 1,700,000 shares of Common Stock and warrants to purchase 1,955,000 shares of Common Stock.

         (f)      Not applicable.

Item 2.  Identity and Background

         HealthDesk, the person filing the Transaction Statement, is the issuer of the class of equity securities which is the subject of the Rule 13e-3 transaction.

         (a) The persons enumerated in General Instruction C to Schedule 13E-3 (each an "Instruction C Person") are Joseph R. Dunham II, Terry M. Brandt, John Pappajohn, James A. Gordon, and Joseph Rudick, Jr.

         (b)-(d) The following information with respect to principal occupation or employment and name of the corporation or other organization in which such occupation or employment is carried on and in regard to other affiliations has been furnished to HealthDesk by the Instruction C Persons.

                      John Pappajohn has been a director of the Company since
                  1993. Mr.Pappajohn also serves as a director of the following companies: PACE Health Management Systems, Inc.; PatientInfosystems, Inc.; and American Physician Partners, Inc. Mr. Pappajohn has been the sole owner of Pappajohn Capital Resources, a venture capital firm, and has served as President of Equity Dynamics, Inc., a financial consulting firm, since 1969. Mr. Pappajohn received a B.S.C. degree from the University of Iowa in 1952.

                      James A. Gordon has been director of the Company since
                  September 1996. Mr. Gordon is the President of the General Partner of Edgewater II Management, L.P., a venture capital management firm. Mr. Gordon is also the General Partner of Edgewater Private Equity Fund II, L.P., a venture capital firm. Mr. Gordon serves as a director of the following companies: IMNET Systems, Inc.; Advanced Photonix, Inc.; and Microwave Systems. Mr. Gordon has been President of Gordon Management, an investment management company, since February 1992. Mr. Gordon received a B.A. degree summa cum laude from Northwestern University.

                      Dr. Joseph Rudick, Jr., a founder of the Company, has been a director of the Company since August 1992. Dr. Rudick has been self-employed as a physician since 1988 with Associate Ophthalmologist, P.C. Dr. Rudick has also served as Vice President of Castle Group/Paramount Capital, a venture capital firm, since 1993. Dr. Rudick currently serves as a director of Optex Ophthalmics and Channel Pharmaceuticals. Dr. Rudick received a B.A. from Williams College in 1978 and an M.D. from the University of Pennsylvania in 1983.


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                      Dr. Molly J. Coye has been a director of the Company since
                  September 1997. Dr. Coye is currently the Director of the West of Coast Office for The Lewin Group. Until September 1997, Dr. Coye served as Senior Vice President of Strategic Development for the Company. Dr. Coye served as Senior Vice President of the Good Samaritan Health System, a non-profit, integrated health care system, from September 1993 to January 1996. From June 1991 to September 1993, Dr. Coye served as Director of the California Department of Health Services. From 1986 to 1990, Dr. Coye was the Commissioner of Health for the State of New Jersey. Dr. Coye received a B.S. degree in political science from the University of California at Berkeley in 1968, an M.A. degree in Asian history from Stanford University in 1972, and an M.D. and an M.P.H. from Johns Hopkins University in 1977. Dr. Coye completed an internship in Family Medicine at San Francisco General Hospital and a residency in Preventative Medicine at the Robert Wood Johnson Foundation Clinical Scholars Program at the University of California at San Francisco.

                      Joseph R. Dunham II has been a director of the Company
                  since May 1998 and is currently acting President, Chief Financial Officer and Secretary of the Company. Mr. Dunham is currently the Senior Vice President of Equity Dynamic, Inc., a financial consulting firm. From January 1993 to August 1997, Mr. Dunham served as Manager of Investment Services with Wellmark Blue Cross Blue Shield of Iowa. From May 1990 to January 1993, Mr. Dunham served as Vice President of Corporate Finance with Allied Group Merchant Banking. Mr. Dunham received a B.A. degree in Business Education from Wartburg College in 1986 and an M.B.A. from Drake University in 1992.

                      Terry M. Brandt has been Chief Technology Officer of the
                  Company since March 1997. Mr. Brandt has over ten years of healthcare technology experience. Most recently, Mr. Brandt was technical director for Isys Idea Systems, Inc., a company specializing in the development of educational and promotional properties for the World Wide Web. From 1993 to 1995, he was the Vice President and Chief Technology Officer for Hospital Cost Consultants, Inc. Previously he was Director of Information Services for Shands Teaching Hospital in Gainesville, Florida. He received his undergraduate degree from the University of Central Florida and his M.S. in Marketing and Consumer Behavior from the University of Florida.

         (e) To the best of HealthDesk's knowledge, during the past five years, no Instruction C Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (f) To the best of HealthDesk's knowledge, during the past five years, no Instruction C Person has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

         (g)      All of the Instruction C Persons are U.S. citizens.



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Item 3.  Past Contacts, Transactions or Negotiations

         (a)      Inapplicable.
         (b)      Inapplicable.

Item 4.  Terms of the Transaction.

         (a) See "Proxy Statement -- Summary - The Sale of Assets; -- The Merger; Proposal No. 1 - The Sale of Assets; Proposal No. 2 - The Merger -- The Merger;" "Proposal No. 2 The Merger".

         (b)      Inapplicable.

Item 5.  Plans or Proposals of the Issuer or Affiliate

         (a)-(g)  Inapplicable.

Item 6.  Source and Amounts of Funds or Other Consideration

         (a) The Company will receive cash as a result of the Asset Transfer. The Company will issue authorized but unissued shares of Common Stock in connection with the Merger.

         (b) The Company will pay all costs incurred in connection with the Transactions, such costs include the following estimated amounts:

                           Financial Advisors:         $ 72,000
                           Legal Fees                   100,000
                           Accounting Fees               10,000
                           Printing Fees                 10,000
                           Filing Fees                   10,000

         (c)      Inapplicable.

         (d)      Inapplicable.



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Item 7.  Purpose, Alternatives, Reasons and Effects.

         (a) See "Proxy Statement - Proposal No. 1 -- The Sale of Assets - Background and Reasons for the Sale of Assets;
                  Proposal No. 1 - The Merger--Background of The Merger."

         (b) See "Proxy Statement Proposal -- No. 1 - The Sale of Assets - Background and Reasons for the Sale of Assets."

         (c) See "Proxy Statement --..Proposal No. 1 -- The Sale of Assets - Background and Reasons for the Sale of Assets; Proposal No. 1 - The Merger--Background of The Merger."

         (d) See "Proxy Statement -- Summary - Effects of the Sale of Assets and the Merger; Proposal No. 2 - The Merger - Unaudited Pro Forma Combined Financial Statements."

Item 8.  Fairness of the Transaction.

         (a) See "Proxy Statement -- Proposal No. 1 -- The Sale of Assets - Background and Reasons for the Sale of Assets."

         (b) See "Proxy Statement -- Proposal No. 1 -- The Sale of Assets - Background and Reasons for the Sale of Assets."

         (c) See "Proxy Statement - Proposal No. I - The Sale of Assets - Interest of Certain Persons in the Sale of Assets.

         (d) See "Proxy Statement - Proposal No. I - The Sale of Assets
             - Interest of Certain Persons in the Sale of Assets.

         (e) See "Proxy Statement - Proposal No. I - The Sale of Assets - Interest of Certain Persons in the Sale of Assets.

         (f) Inapplicable.

Item 9.  Reports, Opinions, Appraisals and Certain Negotiations

         (a) See "Proposal No. 1 - Sale of Assets - Opinion of the Company's Financial Advisor; Proposal No. 2 - Opinion of the Company's Financial Advisor."

         (b) See "Proposal No. 1 - Sale of Assets - Opinion of the Company's Financial Advisor; Proposal No. 2 - Opinion of the Company's Financial Advisor."

         (c) Fairness opinions of each of George Arneson & Company and Whale Securities, are included in Annex I and III, respectively, to the Proxy Statement.

Item 10.  Interest in Securities of the Issuer

         (a) See "Proxy Statement - Stock Ownership of certain Beneficial Owners and Management"

         (b) Inapplicable.


Item 11. Contracts, Arrangements or Understanding with Respect to the Issuer's Securities.

             Inapplicable.

Item 12. Present Intention and Recommendation of Certain Persons with Regard to the Transaction.

         (a) See "Proxy Statement - Summary - Recommendations of the Board of Directors."

         (b) See "Proxy Statement - Summary - Recommendations of the Board of Directors."

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Item 13.  Other Provisions of the Transaction.

         (a) See "Proxy Statement - Summary - Dissenter's Rights."

         (b) Inapplicable.

         (c) Inapplicable.


Item 14.  Financial Information.

         (a) See "Proxy Statement -- Summary--Selected Historical Financial Information."

         (b) See "Proxy Statement--Information Concerning MCIF--Unaudited Pro Forma Combined Financial Statements."

Item 15. Persons and Assets Employed, Retained or Utilized.

         (a) See "Proxy Statement -- Proposal No. 1 - Sale of Assets;-- The Asset Agreement; Proposal No. 2-The Merger -- The Merger Agreement."

         (b) See "Proxy Statement -- General Information -- Solicitation of Proxies."


Item 16. Additional Information.

         The information contained in the Proxy Statement is incorporated by reference herein in its entirety.


Item 17. Material to be Filed as Exhibits.

         (a) Inapplicable.

         (b) Fairness opinions of each of George Arneson & Company and Whale Securities, which are included in Annex I and III, respectively, to the Proxy Statement.

         (c) Form of Asset Purchase Agreement with Patient Infosystems, Inc. dated September 24, 1998 and Agreement and Plan of Reorganization, dated as of August 18, 1998 (the "Merger Agreement"), by and among the Company, MC Acquisition Corporation, a California corporation and a wholly-owned subsidiary of the Company ("Sub"), and MC Informatics, Inc., a California corporation are attached as Annex II and IV to the Proxy Statement, respectively.

         (d) Proxy Statement.

         (e) Inapplicable.

         (f) Inapplicable.


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         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                         HealthDesk Corporation

                                                         By: /s/ Joseph Dunham

                                                         Dated: January 19, 1999




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